

Phil Stout · 3rd

Vice President of Global Sales at SunState Labs

Denver Metropolitan Area · Contact info

500+ connections

SunState Labs

Oklahoma State University

Experience

Vice President of Global Sales

SunState Labs · Full-time

Jan 2021 – Present · 10 mos

Denver Metropolitan Area

Emerging and disruptive brands are effectively selling purpose over product. Sustainability is one of those purposes that is no longer a nice-to-have for CPG Brands and Retailers. It is a must-do if they want to meet consumers' increasing demand for brands that prioritize environmental and social responsibility. At SunState Labs we are leading CPG product sustainability with our revolutionary Dazz products. Dazz Cleaning Tablets offer a unique solution that ends the use-and-discard cycle of plastic bottles plaguing landfills and oceans. Our solution is simple and uses naturally derived ingredients pressed into an effervescent tablet form. We are on a mission to eliminate single-use plastic waste.

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Education

Oklahoma State University

B.S. Business Administration, Marketing/Economics